Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2012

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2012 and 2011:

	2012		2011
	$ million	% of total	$ million	% of total
Time charter-fixed rate	25.0	25%	14.7	15%
Time charter-variable rate (profit-share)	25.6	26%	30.2	30%
Time charter-bareboat	2.3	2%	2.3	2%
Voyage charter-spot market	39.1	40%	41.4	41%
Voyage charter-contract of affreightment	—	0%	5.3	5%
Pool arrangement	7.0	7%	7.4	7%

Total voyage revenue	99.0	100%	101.3	100%

Voyage revenue earned for the six months ended June 30, 2012 and 2011:

	2012		2011
	$ million	% of total	$ million	% of total
Time charter-fixed rate	44.3	22%	29.7	15%
Time charter-variable rate (profit-share)	49.8	25%	68.4	34%
Time charter-bareboat	4.6	2%	4.6	2%
Voyage charter-spot market	89.6	45%	71.3	36%
Voyage charter-contract of affreightment	—	0%	11.9	6%
Pool arrangement	13.0	6%	14.6	7%

Total voyage revenue	201.3	100%	200.5	100%

Voyage revenue earned during the three months ended June 30, 2012 was $99.0 million, or 2.2% less than the $101.3 million in the three months ended June 30, 2011. The decrease was mostly due to the continuing soft market as a result of vessel over capacity.

During the second quarter of 2012, the Company operated on average 48.0 vessels compared to 47.5 vessels in the second quarter of 2011. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2012 was 96.1% (or 98.2% excluding La Prudencia, which is classified as held for sale), compared to 96.6% in the second quarter of 2011. The days lost in the second quarter of 2012 primarily relate to the dry-docking of Aegeas, Izumo Princess and Byzantion, and off-hire on La Prudencia. In

Exhibit 99.2

the second quarter of 2011, lost days included dry-dockings of Alaska and Promitheas, and off hire days on Vergina II, Sapporo Princess, Asahi Princess, Maria Princess, La Prudencia, La Madrina, and Nippon Princess. Operating days on pure time-charter without profit share increased by 411 days or 50.7% between the two second quarters, and the amount of revenue earned on such charters increased accordingly by 70.1%. There was a 13.1% decrease in the number of days utilized in profit-share arrangements which totaled 1,456 compared to 1,676 in the second quarter of 2011, while revenue earned in profit sharing arrangements decreased by 15.2%, in line with the decrease in days, rates earned being at the same levels as in prior year’s second quarter. The number of days in the second quarter of 2012 that vessels were employed on spot, contract of affreightment and pool voyages decreased to 1,521 from 1,684 in the second quarter of 2011, with a commensurate decrease in total revenue earned for these three categories.

The market was weak for both the second quarter of 2012 and 2011 and rates for most sectors were not significantly different from those of the second quarter of 2011 except for the LNG carrier Neo Energy, which earned nearly four times as much as the rate it was earning in the second quarter of 2011. The VLCC La Madrina, which (like the La Prudencia) is also held for sale, was active during the second quarter of 2012 and earned a break-even rate, which allowed it to generate a positive EBITDA.

During the six months ended June 30, 2012, voyage revenue increased marginally by $0.8 million, or 0.4%, compared to revenue achieved in the six months ended June 30, 2011. Hire rates were at roughly the same levels for both the six month periods. For the six months of 2012, on average 48.0 vessels were operated compared to 47.7 in the first six months of 2011. Since the end of the second quarter of 2011 to June 30, 2012, the Company has taken delivery of the suezmax Dimitris P. For the six month periods the utilization achieved was 95.4% (97.4% excluding La Prudencia which was held for sale) in 2012 and 97.7% in 2011. Apart from the lost days of the second quarter, the six month period of 2012 also includes more lost days on the dry-dockings of Sakura Princess, Arctic, Antarctic and Neo Energy in the first quarter of 2012.

The average daily revenue per vessel for the second quarter of 2012, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $17,714 per day compared to $16,426 per day for the previous year’s second quarter. Average daily TCE rate earned for the three and six month periods ended June 30, 2012 and 2011 were:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
LNG carrier	80,500	22,991	62,946	22,996
VLCC	31,407	19,739	27,553	22,820
Suezmax	21,981	23,221	21,921	24,147
Aframax	13,335	13,263	15,750	15,739
Panamax	15,578	15,609	15,328	16,064
Handymax	12,866	13,161	12,587	12,213
Handysize	13,079	14,955	13,162	14,708

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Exhibit 99.2

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Voyage revenues	$99,046	$101,309	$201,276	$200,505

Less: Voyage Expenses	(25,576)	(33,707)	(57,888)	(57,240)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910	1,820	1,810

Time charter equivalent revenues	$74,380	$68,512	$145,208	$145,075

Divided by: net earnings (operating) days	4,199	4,171	8,334	8,433
Average TCE per vessel per day	$17,714	$16,426	$17,424	$17,203

Commissions

Commissions amounted to $1.5 million, or 1.5% of voyage revenue from vessels, during the quarter ended June 30, 2012, compared to $3.7 million, or 3.7% of voyage revenue, for the quarter ended June 30, 2011. For the six month period ended June 30, 2012, commissions amounted to $5.2 million or 2.6% of voyage revenue compared to $7.1 million or 3.5% of voyage revenue in the corresponding period of 2011. The overall decrease in both periods was primarily due to reduced commissions charged for several charters and to a positive correction of amounts due to a charterer, accumulated over several years.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2012 and 2011:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2012	2011		2012	2011

	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	18.5	25.5	(27.5)%	18,340	22,414	(18.2)%
Port and other expenses	7.1	8.2	(13.8)%	7,008	7,205	(2.7)%

Total	25.6	33.7	(24.1)%	25,348	29,619	(14.4)%

Exhibit 99.2

Voyage expenses for the six months ended June 30, 2012 and 2011:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2012	2011		2012	2011

	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	41.1	41.0	0.1%	19,420	18,505	4.9%
Port and other expenses	16.8	16.2	3.8%	7,925	7,279	8.9%

Total	57.9	57.2	1.2%	27,345	25,784	6.1%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. Voyage expenses were $25.6 million during the quarter ended June 30, 2012, compared to $33.7 million during the prior year’s second quarter, a 24.1% decrease. The number of days that the vessels were employed on spot and contract of affreightment in the second quarter of 2012 was 1,009 compared to 1,138 in the prior year’s second quarter, an 11.3% decrease. In the first six months of 2012, there was a 4.6% decrease, from 2,220 days in the first six months of 2011 to 2,117 days in the first six months of 2012. The decrease in bunkering expenses between the second quarter of 2012 and 2011 is partly due to the decreased number of days the fleet operated in types of employment bearing voyage expenses and partly due to the high volume of bunkers consumed in the second quarter of 2011, as a result of the long repositioning voyages performed by the two VLCCs La Prudencia and La Madrina, whereas in the second quarter of 2012 La Prudencia was under inspections by potential buyers and La Madrina was almost fully trading in the spot market. For the six month periods, the volume of the bunkers consumed was significantly lower in the first half of 2012 than in the first half of 2011, for the same reasons discussed above, offset by the increase of bunker prices paid by 10% between the corresponding six month periods. Port and other expenses decreased by 13.8% between the three month periods due to the decreased number of days the vessels operated in spot and contract of affreightment, and increased by 3.8% between the six month periods, as a result of the higher prices in the various ports, as the relevant days only decreased by 4.6% in the corresponding six months periods.

Vessel operating expenses

Operating expenses for the three months ending June 30, 2012 and 2011:

	Operating expenses			Average daily operating expenses per vessel
	2012	2011		2012	2011

	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	17.9	18.9	(4.9)%	4,196	4,462	(6.0)%
Insurances	4.1	4.2	(2.6)%	951	989	(3.9)%

Repairs and maintenance, and spares	4.6	4.3	6.3%	1,069	1,014	5.5%

Stores	1.5	1.5	(0.5)%	353	359	(1.7)%
Lubricants	1.5	1.6	(5.6)%	349	374	(6.8)%
Other (quality and safety, taxes, registration fees, communications)	2.5	2.6	(5.5)%	587	628	(6.5)%

Total	32.1	33.1	(3.1)%	7,505	7,826	(4.1)%

Earnings capacity days excluding vessel on bare-boat charter				4,277	4,229

Exhibit 99.2

Operating expenses for the six months ending June 30, 2012 and 2011:

	Operating expenses			Average daily operating expenses per vessel
	2012	2011		2012	2011

	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	37.0	38.1	(2.9)%	4,327	4,513	(4.1)%
Insurances	7.7	7.9	(2.2)%	904	935	(3.3)%
Repairs and maintenance, and spares	10.0	6.9	45.9%	1,173	813	44.3%
Stores	3.5	3.4	2.1%	412	408	0.9%
Lubricants	3.2	2.9	8.1%	370	346	6.9%
Other (quality and safety, taxes, registration fees, communications)	6.1	5.4	13.0%	721	639	12.8%

Total operating expenses	67.7	64.7	4.5%	7,906	7,654	3.3%

Earnings capacity days excluding vessel on bare-boat charter				8,554	8,450

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium).

Earnings capacity days for the three month period ended June 30, 2012, excluding Millennium, increased only by 48 days or 1.1% and for the six month period ended June 30, 2012, increased by 104 days or 1.2%. As a percentage of voyage revenues, operating expenses were 32.4% in the second quarter of 2012 and 32.7% in the second quarter of 2011. In the six month periods operating expenses as a percentage of voyage revenues where 33.6% in the first six months of 2012 and 32.3% in the first six months of 2011.

Repairs, spares and maintenance expenses were slightly higher in the second quarter of 2012 compared to the second quarter of 2011. In both quarters there were three vessels undergoing dry-docking, Izumo Princess, Aegeas and Byzantion in the second quarter of 2012 and Archangel, Alaska and Promitheas in the second quarter of 2011, all in European yards, incurring non-deferrable repair costs. In the first half of 2012, repairs and maintenance expenses were significantly higher as in the first quarter of 2012 a further four vessels underwent dry-docking, including the first dry-docking on the LNG carrier, Neo Energy, whereas in the first three months of 2011 there was no further dry-docking activity.

Exhibit 99.2

There was a 10.9% strengthening of the U.S. dollar in the second quarter of 2012 compared to the second quarter of 2011, and a 7.6% strengthening of the U.S. dollar between the equivalent six month periods. This appreciation mainly impacted crew costs, as over 50% of crew expenses, relating mainly to Greek officers, are paid in Euro. The appreciation of U.S. dollar also impacted repairs, spares, stores and maintenance expenses as approximately a third of those expenses was paid in Euro. Other operating expenses were higher in the first six months of 2012 compared to the equivalent period of 2011, as a result of increased security and protection expenses against piracy, mostly in the first part of 2012.

Vessel operating expenses per vessel per day have fallen from an average of $8,677 for the year 2009 to $7,906 for the six months ended June 30, 2012. A large part of the decline is attributable to TCM using its purchasing power to obtain better prices in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $23.7 million during the quarter ended June 30, 2012 compared to $24.9 million during the quarter ended June 30, 2011, a decrease of 4.7%. For the first six months of 2012, depreciation was $47.4 million compared to $49.1 million in the first six months of 2011, a 3.5% decrease. The decrease in the depreciation expense was primarily due to the two VLCC’s La Madrina and La Prudencia, which were held for sale at the end of 2011 and bore no depreciation during the first six months of 2012, largely offset by the addition of two new high-value vessels Spyros K and Dimitris P in the end of the second quarter of 2011 and in the third quarter of 2011, respectively.

Amortization of deferred charges

During both the second quarters of 2012 and 2011, amortization of deferred dry-docking charges was $1.2 million and for both the six month periods ended June 30, 2012 and 2011 amortization of deferred charges was $2.3 million. For the most part the total quarterly and six month charge for the respective periods relates almost to the same charges for the same vessels.

Impairment

We review vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. Our impairment review and tests, described in our Annual Report on Form 20-F filed with the SEC on April 17, 2012, did not indicate that an impairment charge was required for any particular vessel at June 30, 2012. At December 31, 2011, it was determined that the carrying value of the VLCC’s tankers La Prudencia and La Madrina was in excess of their estimated charter-free fair market values and that the vessels would not generate adequate cash flow over their expected remaining lives in excess of their carrying values. As a result, the carrying value of the two vessels was reduced to fair market value at December 31, 2011. The Company determined that these vessels met the criteria to be classified as held for sale at December 31, 2011 and June 30, 2012. Tests were performed in the first and second quarter of 2012 to assess whether these vessels’ fair market value had again fallen below carrying value and it was determined that the fair market value was in excess of carrying value. At June 30, 2012, the charter-free market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $1.7 billion, compared to a total carrying value of $2.2 billion. While the future cash flow expected to be generated by all the vessels of the fleet, apart from La Prudencia and La Madrina, was comfortably in excess of their carrying value, there were 40 further vessels in our fleet that had an aggregate carrying value of $547.4 million in excess of their combined charter-free market value as determined at June 30, 2012, based on management’s estimates and

Exhibit 99.2

assumptions and by making use of available market data taking into consideration third party valuations. These vessels were:

•	VLCC: Millenium

•	Suezmax: Antarctic, Arctic, Triathlon, Spyros K, Dimitris P

•	Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Sakura Princess, Maria Princess, Nippon Princess, Asahi Princess, Ise Princess, Sapporo Princess, Uraga Princess

•	Panamax: Selecao, Socrates, Andes, Maya, Inca, World Harmony, Chantal, Salamina, Selini

•	Handymax: Aris, Ajax, Afrodite, Artemis, Ariadne, Apollon

•	Handysize: Bosporos, Byzantion, Aegeas, Andromeda, Amphitrite, Arion, Didimon, Delphi

Management fees

Management fees totaled $4.0 million during the quarter ended June 30, 2012, compared to $3.9 million for the quarter ended June 30, 2011, a 0.9% increase. For the six months ended June 30, 2012, management fees were $8.0 million compared to $7.8 million in the first half of 2011, an 1.8% increase. Apart from the growth in fleet size, the main reason was the fee increase on January 1, 2012.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. Until December 31, 2011, vessel monthly fees were $27,000 for owned operating vessels, and $32,000 in the case of the LNG carrier and $20,000 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2012 monthly fees for operating vessels are $27,500, for vessels chartered in or chartered out on a bare-boat basis are $20,400 and from April 1, 2012 for the LNG carrier $35,000, of which $10,000 is paid to the Management Company and $25,000 to a third party manager.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.0 million during the quarter ended June 30, 2012 compared to $1.1 million during the previous year’s second quarter, a decrease of 9.7% which was mainly due to cost savings in most categories and due to the fact that in the second quarter of 2011 there were high new project costs and high IT expenses relating to new SEC XBRL requirements and associated upgrading of the Company’s reporting system. For the six months ended June 30, 2012, general and administrative expenses were $1.8 million compared to $2.2 million during the previous year’s first six months, a decrease of 18.7% mainly due to the same reasons as discussed for the three month periods.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,129 for the second quarter of 2012, compared to $1,231 in the second quarter of 2011. The decrease is due to decreased general and administrative expenses, largely offset by the increased management fees. For the respective sixth month periods, the daily overhead per vessel was $1,135 and $1,241.

Exhibit 99.2

Stock compensation expense

The stock compensation expense represents the amortization of restricted share units (RSUs). The charge amounted to $0.01 million for the second quarter of 2012 compared to $0.3 million in the second quarter of 2011. For the first half of 2012 and 2011 respectively, the charge was $0.2 million and $0.7 million. In the second quarter of 2012, the last 84,500 outstanding RSUs vested and there are no more outstanding RSUs. The amortization charge for RSUs awarded to directors and officers is based on their fair value which is based on the Company’s share price on grant date of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain/(loss) on sale of vessels

There were no sale of vessels in the first six months of 2012. During the first six months of 2011, the Company sold the aframax tanker Vergina II for $10.9 million, realizing a capital loss of $0.8 million due to expenses on its sale, and the aframax tanker Opal Queen for $34.0 million, realizing a gain of $5.8 million.

Operating income/(loss)

Income from vessel operations was $10.1 million during the second quarter of 2012, compared to a loss of $1.7 million (including loss on the sale of a vessel amounting to $0.8 million) during the second quarter of 2011. During the first half of 2012, income from vessel operations was $11.1 million, compared to $13.7 million (including gains on the sale of vessels amounting to $5.0 million) during the first half of 2011, representing a 18.8% decrease.

Interest and finance costs

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest expense	13.4	14.8	25.2	25.4
Less: Interest capitalized	(0.3)	(0.9)	(0.6)	(1.8)

Interest expense, net	13.1	13.9	24.6	23.6
Interest swap cash settlements non-hedging	1.2	1.0	4.2	4.4
Bunkers swap cash settlements	(0.6)	(1.7)	(1.4)	(2.9)
Bank charges	0.1	0.1	0.1	0.1
Amortization of loan fees	0.2	0.2	0.5	0.5
Amortization of deferred loss on de-designated interest rate swap	0.4	0.9	0.7	1.3
Change in fair value of non-hedging interest rate swaps	(0.2)	1.0	(3.5)	(2.5)
Change in fair value of non-hedging bunker swaps	1.9	1.5	1.2	(1.1)

Net total	16.1	16.9	26.4	23.4

Exhibit 99.2

Interest and finance costs were $16.1 million for the second quarter of 2012, compared to $16.9 million for the quarter ended June 30, 2011, a 4.9% decrease. Loan interest (excluding the impact of interest rate swaps) in the second quarter 2012 increased by 16.6% to $7.4 million from $6.4 million in the second quarter of 2011. The average balance of outstanding debt was approximately $1,491 million for the second quarter of 2012 compared to $1,529 million for the previous year’s second quarter and the average loan interest rate increased to 2.0% from 1.7% during the second quarter of 2011. However, the average all-in loan finance cost in the second quarter of 2012, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 3.9% compared to 4.1% in the previous year’s second quarter. Interest paid on hedging and non-hedging interest rate swaps amounted to $7.2 million in the second quarter 2012 compared to $9.4 million in the second quarter of 2011, mainly due to a drop in notional swap amounts.

For the six months ended June 30, 2012, interest and finance costs were $26.4 million compared to $23.4 million for the six months ended June 30, 2011, a 13.0% increase. Loan interest increased to $14.5 million in the six months ended June 30, 2012 from $12.7 million in the six months ended June 30, 2011 due to a 19.3% increase in interest rates, offset by a 4.2% decrease in average loans outstanding. However, interest paid on hedging and non-hedging swaps decreased to $14.9 million in the six months ended June 30, 2012 from $17.1 million in the prior year first six months.

There was a non-cash positive net movement of $0.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2012, compared to a negative movement of $1.1 million in the second quarter of 2011. In the six months ended June 30, 2012, there was a positive movement of $3.5 million compared to a positive movement of $2.5 million for the first six months of 2011. In addition, amortization of a deferred loss on a swap which became ineffective during 2010 and was de-designated as a non-hedging swap amounted to $0.4 million in the second quarter of 2012 and $0.9 million in the second quarter of 2011, as one vessel previously hedged by the swap was sold and as a result, a part of the accumulated negative valuation relating to this swap amounting to $0.5 million was transferred from other comprehensive loss to income statement. In the first half of 2012 amortization of deferred loss on the de-designated swap amounted to $0.7 million compared to $1.3 million in the first six months of 2011.

Also in the second quarter of 2012, there was a negative non-cash movement of $1.9 million on bunkers swaps entered into in March 2009, which do not qualify as hedging instruments, and an actual receipt of $0.6 million on these swaps. In the second quarter of 2011, there was a negative movement of $1.5 million on these swaps and $1.7 million of cash was received. For the six months to June 30, 2012, cash received amounted to $1.4 million ($2.9 million in the corresponding 2011 period) and valuation movements amounted to a negative $1.2 million compared to a positive $1.1 million in the first six months of 2011.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the second quarter of 2012, capitalized interest was $0.3 million compared to $0.9 million in the previous year’s second quarter, the decrease being due to the large installments made on the two suezmaxes under construction, Spyros K and Dimitris P, which were delivered in the second and third quarter of 2011. For the first six months of 2012 and 2011, capitalized interest was $0.6 million and $1.8 million, respectively.

Amortization of loan expenses amounted to $0.2 million in both the second quarters of 2012 and 2011.

Exhibit 99.2

Interest income

Total income derived from bank deposits was $0.4 million during the second quarter of 2012 and $0.6 million during the quarter ended June 30, 2011. For the six month periods, 2012 and 2011, $0.9 million and $1.2 million were earned respectively, the decreases being mainly due to the drop in average cash balances between the relevant periods.

Net income attributable to the non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the second quarter of 2012 amounted to $0.04 million compared to $0.1 million in the second quarter of 2011. For the six months ended June 30, 2012, the income attributable to the non-controlling interest amounted to $0.1 million compared to $0.3 million in the first six months of 2011. The decrease for both periods was primarily due to increased finance costs, while revenue earned and operating costs were at the same levels for both the quarterly and six month periods.

Net loss attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2012 was $5.7 million, or $0.10 per diluted share, versus a net loss of $18.1 million, or $0.39 per diluted share for the quarter ended June 30, 2011. The net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2012 was $14.5 million, or $0.29 per diluted share, versus $8.8 million net loss, or $0.19 per diluted share, for the six months ended June 30, 2011.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new-building program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our non-restricted cash holdings as at June 30, 2012 of $212.7 million, and the number of vessels we have on time charter, we believe that even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through July 1, 2013, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $15.8 million at June 30, 2012, compared to $82.4 million as at June 30, 2011. Non-restricted cash balances at June 30, 2012 were $212.7 million compared to $227.5 million at June 30, 2011.

Net cash provided by operating activities was $16.4 million in the quarter ended June 30, 2012, compared to $7.9 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $34.6 million in 2012, compared to $35.6 million in the first six months of 2011.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2012, an amount of $1.0 million was paid on the dry-

Exhibit 99.2

docking of Aegeas and Byzantion, while payments of $3.2 million were made on the dry-dockings of Archangel, Alaska and Promitheas, in the second quarter of 2011. For the six months periods, $4.6 million was paid in 2012 compared to $3.2 million in the previous year’s first six months.

Net cash used in investing activities was $1.6 million for the quarter ended June 30, 2012, and $39.0 million for the quarter ended June 30, 2011. In the second quarter of 2012, net funds for acquisitions and improvements on existing vessels amounted to $1.0 million relating to improvements to existing vessels, while $18.4 million was paid in the prior second quarter, relating to the acquisition of Spyros K. In the first six months of 2012 there were no vessel sales, while, in the second quarter of 2011, the vessel Vergina II was sold generating net sales proceeds of $9.7 million. For the six months ended June 30, 2011, vessel net sales proceeds generated $42.5 million including the sale of the vessel Opal Queen.

In the second quarter of 2012, advances for vessels under construction amounted to $0.6 million compared to $30.3 million in the second quarter of 2011. For the six month period, such advances amounted to $1.0 million in 2012 and $41.7 million in 2011. There were three vessels on order as at June 30, 2012 and three on order as at June 30, 2011. The vessels under construction at June 30, 2012 were the two suezmax DP2 shuttle tankers at a contract price of $92 million each, with expected delivery in the first and second quarter of 2013 respectively, and one 162,000 cubic meter LNG carrier, its construction contract signed on June, 4, 2012 with a major Korean Shipyard at a contract price of $209.6 million, with expected delivery in the first quarter of 2015. In total, $358.3 million was remaining to be paid on vessel installments at June 30, 2012, including the newly signed contract for the LNG carrier. An amount of $21.0 million was paid in July 2012 being the first installment for the LNG carrier, and $27.6 million in total was paid in July and August 2012 for the two shuttle tankers. A further $27.6 million is payable in September and October 2012, relating to the two shuttle tankers. In 2013, $21.0 million is payable for the LNG carrier and $93.5 million as the last installments on the two shuttle tankers. In 2014, $52.4 million is payable for the LNG carrier and the last installment of $115.3 million is payable in 2015. Debt financing has been arranged for the two shuttle tankers and $27.6 million has been drawn down as predelivery financing for the yard installment paid in July and August 2012. All the remaining new-building installments for the shuttle tankers will be financed by the loans signed. The LNG carrier installment has been financed by the proceeds of the recent offering in April 2012. We are in discussion with banks as to the partial financing of the LNG carrier. We also have an option to purchase an additional 162,000 cubic meter LNG carrier. If we exercise this option, the LNG carrier would be delivered in the fourth quarter of 2015.

Net cash provided by financing activities was $12.3 million in the quarter ended June 30, 2012, compared to $1.1 million used by financing activities during the quarter ended June 30, 2011. Net cash provided by financing activities was $4.8 million in the six months ended June 30, 2012, compared to $52.7 million used by financing activities during the six months ended June 30, 2011. In the second quarter of 2012, $62.7 million was received as the net proceeds of an offering in April 2012 of 10.0 million shares. No new debt was drawn down in the second quarter of 2012, while in the second quarter of 2011, $48.0 million of new debt was drawn down for the acquisition of the suezmax, Spyros K. In the second quarter of 2012 there were scheduled loan repayments of $32.1 million and an $8.1 million pre-payment in relation to a waiver obtained for non-compliance with the leverage ratio on one of its subsidiaries’ loans, compared to $30.5 million scheduled repayments and an $8.7 million pre-payment on the sale of Vergina II in the second quarter of 2011.

Exhibit 99.2

Total debt outstanding decreased from $1,514 million at the beginning of the second quarter of 2012 to $1,474 million by the quarter end. The debt to capital (equity plus debt) ratio was 60.5% at June 30, 2012 (or 56.6% on a net of cash basis). No new interest rate swaps were arranged during the second quarter of 2012. Interest rate swap coverage on outstanding loans at June 30, 2012 was approximately 49.5%.

Two loans, together totaling $160.2 million at June 30, 2012 ($169.4 million at December 31, 2011) include the VLCC vessels La Madrina and La Prudencia as security. These vessels are accounted for as held for sale and management expects to sell these vessels within 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loan ratios of the remaining vessels providing security to the loans. These prepayments, based on estimated values as at June 30, 2012 are expected to amount to $61.2 million ($56.9 million at December 31, 2011) in addition to scheduled payments within one year. These amounts have been reclassified as current liabilities at June 30, 2012 and December 31, 2011.

As at June 30, 2012, due to the fall in tanker values, the value-to-loan ratios in certain loan agreements were less than the required 120% of the outstanding debt. In such circumstances, upon request from our lenders, we have to either provide the lenders acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall. If not remedied when requested, these non-compliances would constitute events of default and could result in the lenders requiring immediate repayment of the loans. Therefore, a further $37.4 million has been reclassified as a current liability as of June 30, 2012 ($8.6 million has at December 31, 2011) in relation to a further eleven loans (seven loans at December 31, 2011) together totaling $684.7 million at June 30, 2012 ($451 million at December 31, 2011) which were in non-compliance relating solely to the value-to-loan ratios at each period end. One of these loans relates to the financing of the subsidiary company in which we have a 51% interest. This loan also has a 70% maximum leverage covenant which relates only to the assets and liabilities of that particular company. As at December 31, 2011, the leverage on this particular loan only was in excess of 70%. We have agreed upon the terms of a waiver of this covenant covering the period from December 31, 2011 through December 31, 2012. Also we made a repayment of $8.1 million in April 2012 on the loan against the balloon installment due in 2016 and agreed to increases in the interest rate margin during the waiver period and the remaining term of the loan. In all the aforementioned cases, we do not expect to pay down the loans up to June 30, 2013 beyond the amounts that we have already classified as current liabilities, even though all the loan agreements do include the right of lenders to accelerate repayments and even foreclose their liens on the vessels. The majority of our loan agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our credit facilities, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities.

On April 18, 2012, the Company completed an offering of 10 million common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in this offering, after deducting underwriting discounts and estimated expenses relating to the offering, was $62.7 million. The Company plans to use the net proceeds of the offering to fund growth initiatives, including LNG, working capital and other general corporate purposes.

In the second quarter of 2012, all the remaining 84,500 RSUs at March 31, 2012 vested.

Exhibit 99.2

Quarterly dividends of $0.15 per share were paid on each of February 14, and May 25, 2012 and amounted to $6.9 million and $8.4 million, respectively. On August 3, 2012, the Company declared a $0.15 per share dividend payable on September 14, 2012 to holders of record on September 7, 2012. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2012 on:

•	an actual basis; and

•

as adjusted basis giving effect to (i) scheduled debt repayments of $23.7 million, and (ii) the drawdown of $27.6 million under our credit facilities, (iii) payments of $48.6 million to shipyards for newbuildings and (iv) the payment of a $8.4 million dividend on September 14, 2012.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2012 and September 14, 2012.

This table should be read in conjunction with our consolidated financial statements and the notes thereto.

	As of June 30, 2012
	Actual	Adjustments	Adjusted
		(Unaudited)
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	212,679	(53,141)	159,538
Restricted cash	5,899		5,899

Total cash	218,578	(53,141)	165,437

Capitalization Debt:
Long-term secured debt obligations (including current portion)	1,474,166	3,863	1,478,029
Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 56,293,237 issued and outstanding on an actual and as adjusted basis	56,293		56,293
Additional paid-in capital	404,309		404,309
Accumulated other comprehensive loss	(25,517)		(25,517)
Retained earnings	524,448	(8,444)	516,004
Non-controlling interest	2,190		2,190

Total stockholders’ equity	961,723	(8,444)	953,279

Total capitalization	2,435,889	(4,581)	2,431,308